Exhibit 99(c)

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Twelve Months Ended March 31, 2010	Twelve Months Ended March 31, 2009
Net income (loss)	$450	$576	$583	$(7,087)
Income tax expense (benefit)	258	367	339	600
Interest expense and related charges	749	399	2,182	3,717
Depreciation and amortization	337	276	1,233	1,099

EBITDA	$1,794	$1,618	$4,337	$(1,671)

Interest income	(22)	(8)	(78)	(58)
Amortization of nuclear fuel	37	24	108	82
Purchase accounting adjustments (a)	44	86	258	372
Impairment of goodwill	—	70	—	8,070
Impairment of assets and inventory write down (b)	—	—	36	1,210
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	2	1	2
Unrealized net (gain) loss resulting from hedging transactions	(993)	(1,030)	(1,189)	(4,954)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(5)	—	(15)	—
Corporate depreciation, interest and income tax expenses included in SG&A expense	2	—	8	—
Losses on sale of receivables	—	4	8	25
Noncash compensation expense (c)	7	2	6	10
Severance expense (d)	3	7	6	9
Transition and business optimization costs (e)	1	11	14	36
Transaction and merger expenses (f)	11	1	14	11
Insurance settlement proceeds (g)	—	—	—	(21)
Restructuring and other (h)	(11)	2	(29)	35
Expenses incurred to upgrade or expand a generation station (i)	23	34	100	100

Adjusted EBITDA per Incurrence Covenant	$891	$823	$3,585	$3,258
Expenses related to unplanned generation station outages (i)	59	33	117	225
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 (j)	—	—	84	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (k)	3	5	36	19

Adjusted EBITDA per Maintenance Covenant	$953	$861	$3,822	$3,502

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of land and the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for the twelve months ended March 31, 2010 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities, and for the twelve months ended March 31, 2009 includes a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Pro forma adjustment for Sandow 5 and Oak Grove 1 represents the annualization of the actual three months ended March 31, 2010 EBITDA results for these two units.
(k)	Primarily pre-operating expenses relating to Oak Grove 2.